NEWS RELEASE

PERPETUAL ENERGY INC. PROVIDES OPERATIONAL UPDATE ON GAME CHANGERS

TIGHT OIL SUCCESS IN THE CARDIUM AT CARROT CREEK

POSITIVE LIQUIDS-RICH GAS PRODUCTION RESULTS IN THE WILRICH AT EDSON

ENCOURAGING EARLY MONTNEY TEST RESULTS AT ELMWORTH

WARWICK GAS STORAGE WITHDRAWAL FACILITY START-UP

Calgary, Alberta – November 4, 2010 (TSX - PMT) – Perpetual Energy Inc. (“Perpetual” or the “Company”) has focused its capital spending in the second half of 2010 on de-risking several of its large-scope, resource-style opportunities, referred to as ‘game changers’. Perpetual is pleased to provide an update on recent horizontal drilling activities in west central Alberta targeting tight oil and liquids-rich gas from the Cardium, Wilrich and Montney Formations.

Carrot Creek/Edson Cardium

A primary focus of Perpetual’s 2010 exploration program has been to determine the productivity of the Cardium formation across the Carrot Creek and Edson areas through the use of horizontal drilling and multi-stage fracture completion technologies. Perpetual yesterday completed the multi-stage fracture stimulation operation on the final well in its five well Cardium tight oil evaluation program at Carrot Creek and Edson in the greater Pembina area, where innovative horizontal drilling techniques are combining with advances in multi-stage fracture completion technology to extract oil from the tight halo around the Pembina Cardium oil field. To date, Perpetual has participated in five (3.2 net) wells, each testing a different and independent part of the Cardium reservoir, of which two wells (1.5 net) were drilled in the current quarter. The average production per well for the first 30 days was approximately 175 BOE/d for the first four wells. The fifth and final well in this initial exploration program is currently testing, with production scheduled to commence in early November.

Of note, Perpetual’s top producing well thus far is a top decile horizontal Cardium oil producer as compared to the 64 Cardium horizontal wells reporting production up to the end of the second quarter in the greater Pembina Area. The Carrot Creek 4-16-52-13W5 well is currently producing at an average rate of 315 BOE/d after 45 days following load oil recovery, and follow up locations have been identified and licensed.

Average production results for Perpetual’s four evaluation wells are thus far consistent with the type curve as modeled by Perpetual. The Company is encouraged by the value potential associated with Cardium development on the Carrot Creek and Edson lands, particularly as potential cost savings are realized in the future with the implementation of  multi-well pad drilling and monobore well designs, and with adjustments to stimulation programs going forward.  Perpetual has a total of 61 gross sections (36 net) of Cardium rights under lease, and an additional 37 gross sections (31 net) under option in the greater Carrot Creek/Edson area.

Edson Wilrich

In late June, Perpetual initiated an exploration program comprised of three vertical well zonal completions and a horizontal evaluation well targeting the liquids-rich Wilrich sand in the Edson area of West Central Alberta. The vertical recompletions confirmed the extent of recoverable liquids-rich gas in the Wilrich formation across the Edson land base and initial production results from the first horizontal well are encouraging and consistent with results seen in analogous Wilrich wells as reported.  In the first 30 days, the well had an average production rate of 4.3 MMcf/d of raw gas and 40 Bbls per MMcf of natural gas liquids and condensate. An additional three horizontal wells (3.0 net) are expected to be drilled and completed prior to year end. An expansion of the compression and gathering system from 10 MMcf/d to 30 MMcf/d has been initiated to accommodate the anticipated production growth.  Perpetual anticipates that the volumes from the new wells will be placed on production later in 2010 once the facility construction is completed. A total of 40 gross (33 net) horizontal locations have been identified for further development at Edson.

Elmworth Montney

Through grass roots exploration efforts and successful Crown lands sale purchases in late 2008, Perpetual acquired material exposure to the Montney liquids-rich gas play developing at Elmworth in West Central Alberta.  To manage operational and technical risk, in 2009 Perpetual entered into a joint venture arrangement with an industry partner whereby the partner would fund and operate three wells to evaluate the lands to earn a 50 percent working interest.  Under the terms of the farmout agreement, three horizontal wells were to be drilled and completed on the lands by March 31, 2011 at no cost to Perpetual. As of November 5, 2010, one horizontal well (0.5 net) is drilled and undergoing completion operations and a second horizontal well (0.5 net) is drilling in the lateral section.  A multi-stage fracture stimulation has been conducted recently on the first well and during clean up the well was flowing at 7.5 MMcf/d of raw gas and associated hydrocarbon liquids. Further testing will be done in the fourth quarter to determine the ultimate deliverability and nature of the gas to liquids ratio. A third well (0.4 net) is expected to be spud prior to year end. In total at Elmworth, the Company has 78 sections of Montney rights, with 120 gross (60 net) horizontal locations identified on the north and east land blocks which comprise 40 gross sections. Additional exploration activities beyond those currently planned will be required to evaluate the prospectivity of the remaining 38 sections of land on the Company’s western land block.

Warwick Gas Storage Inc. (“WGSI”)

The Warwick gas storage facility construction is proceeding as planned. The WGSI facility is fully operational for natural gas injection, which commenced on May 1, 2010 at rates of up to 175 MMcf/d of third party natural gas. Withdrawal will commence as scheduled in the fourth quarter of 2010.

Gas Price Management

Perpetual closely monitors the market drivers with respect to natural gas prices and proactively manages the Corporation’s forward price exposure. As current and forward gas prices have reached what the Company believes to be unsustainably low levels over the past several weeks the Company has bought back a portion of its forward sale positions, crystallizing gains related to in-the-money hedges for future periods. To date in 2010, Perpetual has realized hedging gains of $143 million through the settlement and crystallization of forward positions and the sale of forward call options. The current mark-to-market value of Perpetual’s net open hedging transactions is approximately $17 million.

Perpetual’s financial and physical natural gas forward sales arrangements at November 3, 2010 are as follows:

Financial hedges and physical forward sales contracts
Type of Contract	Volumes at AECO (1) (GJ/d)	% of 2010E Volume (3)	Price ($/GJ)	Futures Market (2) ($/GJ)	Term
Financial	17,500		7.52		December 2010
Physical	10,000		7.75		December 2010
Period Total	27,500	14	7.54	3.52	December 2010
Physical	10,000		7.75		January – March 2011
Period Total	10,000	5	7.75	3.57	January – March 2011
Financial	12,500	7	5.21	3.52	April – October 2011
Financial	22,500	12	5.33	4.23	November 2011 – March 2012

(1)

Additional “call” option contracts outstanding are as presented in Perpetual’s management’s discussion and analysis (“MD&A”) for the three and six months ended June 30, 2010.

(2)

Futures price reflects forward market prices as at November 3, 2010.

(3)

Calculated using 2010 estimated production of 192,000 GJ/d, including actual and gas over bitumen deemed production.

As a result of the above activities, Perpetual’s net bank debt currently stands at approximately $225 million.

Additional Information

Perpetual will be releasing its Third Quarter 2010 Financial and Operating Results on Monday November 8, 2010. A webcast and conference call is scheduled for Tuesday November 9, 2010 at 9:00 am MTN. Participation details will follow.

Forward-Looking Information

Certain information regarding Perpetual in this news release including management's assessment of future plans and operations may constitute forward-looking statements under applicable securities laws. The forward looking information includes, without limitation, statements regarding estimated production and timing and growth thereof, potential value associated with Cardium development, potential cost savings associated with mutli-well pad drilling and monobore well designs, the number and timing of wells expected to be drilled, the timing of well testing, exploration activities, commodity prices, and gas price management. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under “Risk Factors” in Paramount Energy Trust’s MD&A for the year ended December 31, 2009 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual's website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual’s management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and Non-GAAP Measures” section of Paramount Energy Trust’s MD&A for the year ended December 31, 2009.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Perpetual Energy Inc. is a natural gas-focused Canadian energy company. Perpetual’s shares and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols “PMT”, “PMT.DB.C”, “PMT.DB.D” and “PMT.DB.E”. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For Additional Information, please contact:

Perpetual Energy Inc.

Suite 3200, 605 - 5 Avenue SW Calgary, Alberta, Canada T2P 3H5

Telephone:  403 269-4400     Fax:  403 269-4444     Email:  info@perpetualenergyinc.com

Susan L. Riddell Rose     President and Chief Executive Officer

Cameron R. Sebastian    Vice President, Finance and Chief Financial Officer

Sue M. Showers            Investor Relations and Communications Advisor